UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 1-35016

SGOCO Group, Ltd.

Room 1301, 13/F, Golden Centre,

188 Des Voeux Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: September 21, 2016	By:	/s/ Shi-bin Xie
Shi-bin Xie
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	SGOCO Group, Ltd. Appoints DCAW (CPA) Limited as Its New Independent Registered Public Accounting Firm
99.2	Letter from Crowe Horwath (HK) CPA Limited, dated September 21, 2016.